Exhibit 14
CORPORATE POLICY W-AA-1                      Code of Business Conduct and Ethics

Date:	Issued: November 19, 2003; As Amended Through: November 2, 2006

To:	All ScottsMiracle-Gro Directors, Officers and Associates (collectively “Associates”)

From:	James Hagedorn, President, Chief Executive Officer and Chairman of the Board
CODE OF BUSINESS CONDUCT AND ETHICS
Preamble:
An ethical and honest approach to business is the most important core value of The Scotts Miracle-Gro Company and its subsidiaries (“ScottsMiracle-Gro” and/or the “Company”). Winning is important. Winning at any cost, if it means violating our core values, is not acceptable at ScottsMiracle-Gro. All Associates at the Company are expected to exercise good judgment, honesty and integrity as they go about doing their jobs. The Company expects that each Associate will perform his or her job with maximum possible effectiveness, thus allowing us to create value for the Company’s shareholders and a more secure, profitable and productive environment for the Company’s Associates. This emphasis on performance, from time to time, may put stress on individuals. While a necessary by-product of operating in a high performance environment, this stress can never justify departure from the ethical standards that represent the core of what we are as a Company.
General Policy:
The Scotts Miracle-Gro Company Code of Business Conduct and Ethics is based upon three general principles:
•	Compliance with the Law: ScottsMiracle-Gro and its Associates must abide by the letter and the spirit of all laws, rules and regulations that apply in all countries and communities where ScottsMiracle-Gro does business.

•	Adherence to High Ethical Standards: ScottsMiracle-Gro and its Associates must adhere to the highest ethical standards of conduct in all business activities and act in a manner that exemplifies such standards and that enhances ScottsMiracle-Gro’s standing as an ethical competitor within the business community.

•	Responsible Business Citizenship: Beyond compliance with legal requirements, ScottsMiracle-Gro and its Associates must act as responsible citizens in the countries and communities where ScottsMiracle-Gro does business.
All Associates must apply these principles and seek advice when necessary or desirable to avoid potential problems (see section 5 below).

1. Act With Honesty and Integrity.
a.	Ownership or Financial Interest/Employment in Other Businesses. Associates must avoid situations that present an actual or potential conflict between their personal interests and the interests of ScottsMiracle-Gro. Examples of such a conflict can include:
(1)	An unapproved business relationship between an Associate, or an Associate’s family member, and ScottsMiracle-Gro;

(2)	An unapproved, material financial interest in, or business relationship with, a customer, supplier, vendor or competitor by an Associate or an Associate’s family member;

(3)	An Associate accepting unapproved personal fees, compensation or commissions, or gifts or entertainment in violation of Section 1(b) below, from a customer, supplier, vendor or competitor of ScottsMiracle-Gro; and

(4)	An Associate accepting unapproved loans or loan guarantees from a customer, supplier, vendor or competitor of ScottsMiracle-Gro unless the loan or guarantee is made in the ordinary course of business and on standard and customary terms.
Each of these situations raises the possibility of conflicts of interest or may represent a departure from the standards of integrity expected of ScottsMiracle-Gro’s Associates. In the event that an Associate believes that an activity which may present a conflict of interest is unavoidable or is desirable from the Company’s standpoint, Associates must obtain clearance from one of the following prior to engaging in such activity: the Audit Committee of ScottsMiracle-Gro’s Board of Directors, the General Counsel or ScottsMiracle-Gro’s Chief Ethics & Compliance Officer.
b.	Gifts or Entertainment. Associates must maintain an objective posture in the performance of their job. Therefore, since accepting or giving gratuities might improperly affect, subconsciously or intentionally, decisions that should be made on a strictly impartial basis, Associates and their families are not to accept gifts or gratuities of more than a nominal value without the written approval of their manager, the General Counsel or ScottsMiracle-Gro’s Chief Ethics & Compliance Officer. Likewise, Associates are not to provide or accept business entertainment of more than a reasonable value without the written approval of their manager, the General Counsel or ScottsMiracle-Gro’s Chief Ethics & Compliance Officer. Reasonable business entertainment that is considered to be acceptable (and does not require written approval) includes an occasional meal, social or sporting event, entertainment at company facilities, transportation in company vehicles, or attendance at company-sponsored promotional events, provided that the activities are not intended to improperly influence behavior.
c.	Fair Dealing. All ScottsMiracle-Gro Associates must deal fairly with customers, suppliers, vendors and other Associates. Associates must:
(1)	Maintain the confidentiality of the confidential information of ScottsMiracle-Gro’s customers, suppliers and vendors;

(2)	Not take unfair advantage of anyone in the conduct of ScottsMiracle-Gro’s business through manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair dealing practice; and

(3)	Not provide gifts or entertainment to an employee of a customer, supplier or vendor of ScottsMiracle-Gro of more than a nominal value.

d.	Protect ScottsMiracle-Gro’s Assets and Preserve ScottsMiracle-Gro’s Business Opportunities. Associates have a duty to protect ScottsMiracle-Gro’s physical and intellectual property. The failure to do so can create unnecessary expenses, damage ScottsMiracle-Gro’s business or its reputation, and create unsafe working conditions. Associates must:
(1)	Use ScottsMiracle-Gro’s property only for the furtherance of ScottsMiracle-Gro’s business. (Minimal personal use of ScottsMiracle-Gro’s copiers, office supplies, telephones, computers, and printers are not considered a violation of this policy.);

(2)	Use reasonable care to protect, ensure the efficient use of and prevent the waste of ScottsMiracle-Gro’s assets;

(3)	Not take personal advantage of an opportunity that belongs to ScottsMiracle-Gro, was discovered through the use of ScottsMiracle-Gro’s property or information, or was discovered as a result of being an Associate of ScottsMiracle-Gro;

(4)	Maintain the confidentiality of ScottsMiracle-Gro’s and ScottsMiracle-Gro’s customers’ confidential information (except where disclosure is required by law or government process) and only use such information in the furtherance of ScottsMiracle-Gro’s interests;

(5)	Not compete with ScottsMiracle-Gro; and

(6)	Advance ScottsMiracle-Gro’s legitimate interests when the opportunity to do so arises.
2. SEC Disclosures and Other Public Communications. It is ScottsMiracle-Gro’s policy to provide full, fair, accurate, timely and understandable disclosure in reports and other documents that ScottsMiracle-Gro files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by ScottsMiracle-Gro.
a.	Accounting Policies/Practices. An important part of ScottsMiracle-Gro’s disclosures to the SEC and to the public is information derived from ScottsMiracle-Gro’s financial reports. To ensure that such disclosures are accurate, Associates must comply with ScottsMiracle-Gro’s accounting policies and practices when making or approving accounting entries or financial reports.

b.	Internal Controls. Associates must comply with ScottsMiracle-Gro’s corporate policies regarding internal controls.

c.	Disclosure Committee. Associates must cooperate with the requests of ScottsMiracle-Gro’s SEC Disclosure Committee and promptly inform the Disclosure Committee of any nonpublic information about ScottsMiracle-Gro that comes to their attention and may be material.
3. Compliance with the Law. Associates must not knowingly take any action that violates any applicable governmental law, rule or regulation.
4. Insider Trading. Associates shall not buy or sell securities of any company, including ScottsMiracle-Gro, on the basis of material nonpublic information.
5. Where to go with Questions. The best answers to ethical questions evolve in an environment of open and frank discussion. Resources available to Associates to resolve ethics-related questions or issues include your supervisor, the Company’s policies and procedures located on the ScottsMiracle-Gro Intranet; your human resources representatives, the designated ScottsMiracle-Gro’s Chief Ethics & Compliance Officer and any lawyer in the ScottsMiracle-Gro’s legal department. Associates are encouraged to begin with their immediate supervisors except where there is a good reason not to do so.
6. Violations, Concerns, Waivers and Retaliation.
a.	Reporting Potential Violations or Concerns. Associates must report any known or reasonably suspected violation of law or of any ScottsMiracle-Gro policy or procedure, or any concerns regarding questionable accounting, financial or auditing matters, to any of the following: (1) their immediate supervisors, (2) ScottsMiracle-Gro’s Chief Ethics & Compliance Officer, (3) a human resources representative, (4) ScottsMiracle-Gro’s General Counsel, (5) an executive officer, (6) the Ethics & Compliance HelpLine at (800) 736-0379 (available 24 hours a day, 7 days a week, 365 days a year) or (7) the Audit Committee. Reports to the Audit Committee and the Ethics & Compliance HelpLine may be made confidentially and anonymously. Reports to the Audit Committee may be made by delivering a written report in a sealed envelope marked “Confidential” to either of the following addresses:

The Scotts Miracle-Gro Company REPORT TO AUDIT COMMITTEE c/o General Counsel 14111 Scottslawn Road Marysville, Ohio 43041

-or-

The Scotts Miracle-Gro Company REPORT TO AUDIT COMMITTEE c/o Chief Ethics & Compliance Officer 14111 Scottslawn Road Marysville, Ohio 43041

The General Counsel and Chief Ethics & Compliance Officer will take care to ensure that any sealed confidential report to the Audit Committee received pursuant to the preceding procedures is delivered to the Chairperson of the Audit Committee without being unsealed.

b.	Associate Violations. ScottsMiracle-Gro’s General Counsel, human resources department and Chief Ethics & Compliance Officer shall coordinate the investigation of each report of a violation of this policy by Associates. Management, in consultation with ScottsMiracle-Gro’s human resources department, may take any disciplinary action that it deems appropriate, up to and including termination of employment, in connection with such a violation of this policy. In some cases, ScottsMiracle-Gro may have a legal or ethical obligation to call violations to the attention of appropriate enforcement authorities.

c.	No Retaliation. ScottsMiracle-Gro shall neither take nor permit any retaliation against an Associate who appropriately reports a matter that he or she believes, in good faith, to be a violation of this policy to appropriate ScottsMiracle-Gro’s personnel.

d.	Waivers. Any waiver of this policy for executive officers or directors may be made only by ScottsMiracle-Gro’s Board of Directors or a Board committee and will be promptly disclosed to stockholders and others, as required by applicable law and New York Stock Exchange Rules. Any waiver for other officers, employees or representatives may be made only by the Chief Executive Officer, or if the CEO is not available, the General Counsel together with the Executive Vice President, Global Human Resources. ▪